[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6859
markschonberger@paulhastings.com

June 10, 2008	23062.68339

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Kevin Woody, Branch Chief

Re:	The Lexington Master Limited Partnership
Form 10-K for the fiscal year ended December 31, 2007
File No. 0-50268

Dear Mr. Woody:

This letter sets forth the response of The Lexington Master Limited Partnership (the “Partnership”) to the Staff’s comment letter dated May 27, 2008 in connection with the Staff’s review of the Partnership’s Form 10-K for the year ended December 31, 2007 (the “Form 10-K”).  Capitalized terms used herein and not otherwise defined have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated each comment prior to our response.

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impairment of Real Estate and Investment in Non-consolidated Entities, page 42

1.
We note that Concord Debt Holdings LLC (“Concord”), in which you have a 50% interest has approximately $88 million of retained interests in junior note obligations from CDO-1 at December 31, 2007.  You have made reference in your filing that the potential economic loss to you would be 50% of such retained interests.  In light of the “increased volatility and reduction in liquidity in the debt capital

Securities and Exchange Commission
June 10, 2008

markets”, please tell us if you have reviewed your investment in Concord (a non-consolidated entity) for impairment and expand your critical accounting policies to address your policies related to impairment review of your investment in Concord.

As part of the Partnership’s evaluation of its investments in real estate and non-consolidated entities as of December 31, 2007, the Partnership advises that it reviewed its investments in non-consolidated entities, including Concord, for impairment and concluded that the carrying value of Concord was not impaired.  The Partnership will expand its disclosure regarding impairments of real estate and investments in non-consolidated entities in “Critical Accounting Policies”, in future filings, to clarify that the policy also pertains to its investments in non-consolidated entities, including Concord.

Item 7A Quantitative and Qualitative Disclosure about Market Risk

2.	Include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your fixed rate debt.

All future filings will include disclosures quantifying fair value risks associated  with the Partnership’s fixed rate debt.

Financial Statements

3 Real Estate Investments and Lease Intangibles, page 63 and 64

3.
We note that you acquired the interests from Lexington Realty Trust’s co-investment program partner (Common Retirement Fund of the State of New York) in Lexington Acquiport Company LLC for $118 million in cash, the issuance of approximately 3.1 million limited partner units to Lexington Realty Trust and the assumption of $169 million of debt.  Additionally, we note that you filed an Item 2.01 Form 8-K on June 7, 2007.  Please tell us what consideration was made to providing financial statements and pro forma financial information within a Form 8-K filing for these acquired interests.

The Partnership advises that it deemed this acquisition as significant.  As a result, the Partnership filed a Form 8-K/A on August 17, 2007, which included pro forma financial information for this acquisition required by Item 2.01 of Form 8-K.  Financial statements of Lexington Acquiport Company, LLC (“LAC”) were not provided since the business of LAC was the ownership of net-leased real

Securities and Exchange Commission
June 10, 2008

estate and therefore treated not as an acquisition of a business but rather the direct acquisition of net-lease real estate properties1. In addition, the individual properties acquired did not meet the materiality threshold required under Rule 3-14 to require separate financial statements.

Exhibit 31.1 and 31.2

4.
We noted that you have made modifications to the exact form of the required certifications including the replacement of the word “registrant” with “Company” throughout your certifications and the deletion of the language (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

All future certifications will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

The Partnership is providing under separate cover the requested acknowledgement to the Staff.

We would greatly appreciate your prompt attention in resolving any remaining open issues.  If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.

1 See “Division of Corporation Finance – Accounting Disclosure Rules and Practices – An Overview – Training Manual – Topic 2 – Other Financial Statements Required – Section II – Real Estate Acquisitions and Properties Securing Mortgages; Subsection 2.B. – Properties Subject to Net Lease.”

Securities and Exchange Commission
June 10, 2008

Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.

Sincerely,

/s/Mark Schonberger

Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Patrick Carroll, Chief Financial Officer, Lexington Realty Trust
Joseph Bonventre, Esq., General Counsel, Lexington Realty Trust